UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

EXPLANATORY NOTE

This Amendment No. 1 to Form 11-K is being filed for the sole purpose of correcting a formatting error to remove an extraneous page and footer following the Report of Independent Registered Public Accounting Firm. With the removal of this extraneous page, the page numbers referenced in the index were also updated. No other changes have been made to the Form 11-K.

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2022 and 2021

Sonoco Retirement and Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits Council of the
Sonoco Retirement and Savings Plan
Hartsville, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2020.

South Bend, Indiana
June 26, 2023

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

(in thousands of dollars)	2022	2021
Assets
Investments:
Plan investments at fair value (Note 3 and 4)	$1,030,623	$1,222,177
Plan investments at contract value (Note 3)	166,235	170,875
Total investments	1,196,858	1,393,052

Receivables:
Notes receivable from participants	28,343	26,515
Employer contributions (Note 2)	1,027	22,476
Employee contributions	550	571
Total receivables	29,920	49,562

Net assets available for benefits	$1,226,778	$1,442,614

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

(in thousands of dollars)	2022	2021
Additions to net assets attributed to:
Net appreciation in fair value of Plan investments (Note 2)	$—	$164,713
Interest and dividends on Plan investments (Note 2)	4,900	4,846
Interest income on notes receivable from participants	1,365	1,419
Contributions:
Employer	38,268	35,804
Employee	54,014	44,376
Rollovers	4,279	70,177
Total contributions (Note 2)	96,561	150,357
Total additions	102,826	321,335

Deductions from net assets attributed to:
Net depreciation in fair value of Plan investments (Note 2)	190,274	—
Distributions to participants	126,746	188,308
Administrative expenses (Note 5)	1,642	1,660
Total deductions	318,662	189,968

(Decrease)/increase in net assets available for benefits before transfers in from other qualified plans	(215,836)	131,367
Transfers in from other qualified plans (Note 1)	—	6,487
(Decrease)/increase in net assets available for benefits	(215,836)	137,854
Net assets available for benefits:
Beginning of year	1,442,614	1,304,760
End of year	$1,226,778	$1,442,614

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan
The following description of the Sonoco Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
Sonoco Products Company (the "Company" or "Sonoco"), a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has approximately 310 locations in 32 countries.

The Plan is a defined contribution retirement plan provided for certain of the Company’s U.S. employees. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”) and is comprised of both an elective and non-elective component.

The elective component of the Plan, which is designed to meet the requirements of Section 401(k) of the Internal Revenue Code, allows participants to set aside a portion of their wages and salaries for retirement and encourages saving by matching a portion of their contributions with contributions from the Company.

Transfers

On April 1, 2021, assets of approximately $6,487,000 were transferred into the Plan from the Sebro Plastics, Inc. Employee Profit Sharing Plan (the "Sebro Plan"). The Sebro Plan had been acquired by Sonoco in 1993 through its acquisition of Crellin, Inc., and the employees at Sonoco’s Sebro Plastics division became eligible to participate in the Plan effective January 1, 2021, pursuant to the Eighth Amendment to the Sonoco Retirement and Savings Plan dated December 17, 2020.

Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits upon completion of 30 days of service. Employees at certain union locations may participate after 30 days of service, but only become eligible to receive the Company’s matching and discretionary contributions after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours or completing 3 consecutive Plan years of service in which the employee worked a minimum of 500 hours, depending on the location.

Contributions
Participants can elect to defer up to 100% of eligible gross pay through payroll deductions. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $20,500 and $19,500 in 2022 and 2021, respectively. Participants over age 50 could contribute additional pre-tax contributions up to $6,500 in both 2022 and 2021, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $61,000 or 100% of gross pay in 2022 and $58,000 or 100% of gross pay in 2021. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of sixteen index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. The participant can also invest funds in a Self-Managed Account once certain criteria are met. Effective July 1, 2022, the contributions for certain union groups subject to collective bargaining agreements and for nonunion participants contributing less than 10% of their compensation earned will be automatically increased by 1% per year until they reach 10% or until subsequently updated at the participant's discretion.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Matching contributions
In October 2021, pursuant to the Ninth Amendment to the Plan, the Company's Board of Directors amended the Plan to increase the Company's contribution to 100% of the first 6% of a non-union participant’s pre-tax and/or Roth contributions effective after December 31, 2021, as a safe harbor matching contribution. Prior to this change, the Company provided matching contributions equal to 50% of the first 4% of a non-union participant’s pre-tax and/or Roth contributions. For union participants, the Company's matching contributions are determined in accordance with collectively bargained agreements. All matching contributions are paid in cash or Company common stock, as elected by the Board, and invested in accordance with the participants’ chosen investment allocations.
Any future changes to the Company's matching contributions will require the approval of its Board of Directors.
Sonoco Retirement Contribution
In October 2021, the Company's Board of Directors amended the Plan to eliminate the Sonoco Retirement Contribution ("SRC"), the non-elective component of the Plan, for compensation earned after December 31, 2021 for the majority of the Company's U.S. employees with the exception of those covered by collective bargaining agreements, and the benefit for those individuals is now referred to as Collectively-Bargained Nonelective Employer Contributions ("CBNC"). This benefit was replaced on an ongoing basis with the higher Company matching contribution discussed above. SRCs and CBNCs are collectively referred to as Retirement Contributions herein. Participants are able to direct the recordkeeper, Empower Retirement, LLC ("Empower"), to invest Retirement Contributions in any of the available investment options.
Through December 31, 2021, the SRC was equal to 4% of eligible pay plus 4% of eligible pay in excess of the Social Security wage base and was funded to eligible participant accounts annually by the Company, usually in the first quarter of the following year. Most employees were eligible to participate in the SRC as of the first day of the month next following the later of completing one year of vesting service and attaining age 21.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s employer contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions and SRCs, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from three to four years, as specified by the union contract. Vesting in the Company’s SRCs and earnings thereon was based on years of service. A participant is 100% vested after three years of service or upon reaching age 55, if earlier. The participant’s account is fully payable at retirement with respect to all contributions, including participant, employer matching contributions, SRCs, and CBNCs.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in monthly, quarterly, or annual installments of not less than $1,000.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If a participant is entitled to an automatic benefit payment that is $5,000 or less and does not elect a direct distribution or rollover, the Plan will arrange for a rollover distribution to an individual retirement plan account for the participant. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 72. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 72 for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion attributable to SRCs - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the SRCs. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (8.50% at December 31, 2022 and 4.25% at December 31, 2021). Interest rates ranged from 4.25% to 9.25% for the year ended December 31, 2022 and 3.5% to 9.50% for the year ended December 31, 2021. Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note. The range of maturity dates for outstanding loans at December 31, 2022 was January 2023 to October 2042. Participants are limited to two outstanding loans at any given time.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances may be used to reduce future employer matching contributions, administrative expenses and/or prior to their elimination, annual SRCs. For the years ended December 31, 2022 and 2021, forfeitures totaling approximately $550,000 and $100,000, respectively, were used to reduce employer matching contributions and SRCs. At December 31, 2022 and 2021, the remaining balance in the forfeitures account totaled approximately $674,000 and $841,000, respectively.

CARES Act
The Plan implemented certain changes in 2020 under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") to, among others, allow certain eligible individuals to receive coronavirus-related disbursements and increased loan limits under the Plan and delay certain loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Relief under the CARES Act was available for all coronavirus-related distributions to qualified participants from January 1, 2020 to December 30, 2020. Participants who received a distribution under the CARES Act have 3 years from the date of distribution to pay the distribution back.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").
Contributions
Contributions from the Company are recorded into the Plan's fund accounts in the year and in the amount authorized by the Board. The employer contribution receivable represents amounts authorized at year-end, but not yet received by the Plan, and may include both matching contributions and Retirement Contributions. In October 2021, the Company's Board of Directors amended the Plan to eliminate the SRC for compensation earned after December 31, 2021 for the majority of the Company's U.S. employees with the exception of those covered by collective bargaining agreements.

Employee contributions were $54,014,000 and $44,376,000 for the years ended December 31, 2022 and 2021, respectively. Employee contributions are recorded into the Plan's fund accounts in the year in which they are withheld from employee pay. The employee receivable represents participant contributions earned prior to year-end, but not yet received by the Plan. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Employer matching and Retirement Contributions were $37,589,000 and $679,000, respectively, for the year ended December 31, 2022. Employer matching and Retirement Contributions were $13,757,000 and $22,047,000, respectively, for the year ended December 31, 2021. Matching contributions and annual Retirement Contribution receivables, net of forfeitures, were approximately $786,000 and $241,000 respectively, at December 31, 2022, and approximately $326,000 and $22,150,000, respectively, at December 31, 2021.

Upon commencement of employment, employees are allowed to make rollover contributions into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. During the year ended December 31, 2022, rollover contributions into the Plan were $4,279,000.

During the year ended December 31, 2021, rollover contributions into the Plan were $70,177,000, which included approximately $63,770,000 in lump sum pension payment rollovers. The Company's Board of Directors approved a resolution to terminate the Sonoco Pension Plan for Inactive Participants (the "Inactive Plan"), a tax-qualified defined benefit plan, effective September 30, 2019. Following completion of a limited lump-sum offering in March 2021, the Company settled all remaining liabilities under the Inactive Plan through the purchase of annuities in June 2021. A total of 272 participants elected to roll their lump-sum pension payments into the Plan in May 2021.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of common stock in the Sonoco Stock Fund are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SICs”), a separate account guaranteed investment contract ("GIC"), and a collective trust. All security-backed contracts held by the Fund are fully benefit-responsive, which means participant-initiated transactions from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. All SIC and GIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net depreciation and net appreciation include the Plan's losses and gains on investments bought and sold as well as held during the year.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2022 and December 31, 2021. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded as distributions to participants when paid.

Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the Plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
During the year ended December 31, 2022, there were no newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

Note 3. Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (the "SIRP Plan"). The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Master Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2022 and 2021. In August 2022, Great-West Trust Company, LLC changed its legal name to Empower Trust Company, LLC ("ETC"), which served as the trustee of the Plan under its respective names as of December 31, 2021 and 2022. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2022 and 2021, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, a pooled separate GIC account and collective trusts. These SICs include wrapper contracts that provide a guarantee that the crediting rate will not fall below 0%. The separate GIC account is an investment in a segregated account of assets maintained by an insurance company for the benefit of the investors. Assets underlying the pooled separate account include government securities, private and public mortgage-backed securities, investment grade corporate obligations and interest-bearing cash held for liquidity purposes. The GIC crediting rates are reset quarterly. This rate was 2.38% as of December 31, 2022 and

Sonoco Retirement and Savings Plan
Notes to Financial Statements

1.84% as of December 31, 2021. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Security-backed SICs and GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:
•material amendments to the Plan’s structure or administration;
•changes to the participating plans’ competing investment options including the elimination of equity wash provisions;
•complete or partial termination of the Plan, including a merger with another Plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;
•the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2022	2021
Common Stock and Mutual Funds
Sonoco Stock Fund	$50,414	$50,605
Self-Directed Brokerage Account	8,830	12,486
	59,244	63,091

Collective Trusts
S&P 500 Index Fund	261,649	325,364
S&P Mid-Cap Fund	101,059	117,662
Bond Market Index Fund	89,235	102,440
International Stock Index Fund	93,668	108,780
Russell Small Cap Index Fund	49,824	66,028
SSGA Retirement Date Funds:
SSGA Retirement 2020 Fund	32,088	45,320
SSGA Retirement 2025 Fund	48,806	59,906
SSGA Retirement 2030 Fund	88,509	104,374
SSGA Retirement 2035 Fund	47,293	53,739
SSGA Retirement 2040 Fund	60,200	68,366
SSGA Retirement 2045 Fund	23,679	25,070
SSGA Retirement 2050 Fund	31,473	34,897
SSGA Retirement 2055 Fund	18,649	18,932
SSGA Retirement 2060 Fund	10,276	8,937
SSGA Retirement 2065 Fund	3,057	1,542
SSGA Retirement Income Fund	8,706	11,188
	968,171	1,152,545

Stable Value Fund
Synthetic guaranteed investment contracts	123,449	126,847
Separate account guaranteed investment contract	42,786	44,028
Collective trusts	3,208	6,541
	169,443	177,416

Total investments	$1,196,858	$1,393,052

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements
Fair-value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2022	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$50,414	$—	$50,414	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	8,830	—	8,830	—	—
Collective Trusts (c)	971,379	971,379	—	—	—
Total investments reported at fair value	$1,030,623	$971,379	$59,244	$—	$—

(in thousands of dollars)	December 31, 2021	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$50,605	$—	$50,605	$—	$—
Mutual Funds, Common Stock, and Interest-Bearing Cash (b)	12,486	—	12,486	—	—
Collective Trusts (c)	1,159,086	1,159,086	—	—	—
Total investments reported at fair value	$1,222,177	$1,159,086	$63,091	$—	$—
(a) Company Common Stock includes investment of shares of Sonoco Stock held in the Sonoco Stock Fund, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b) Mutual Funds, Common Stock, and Cash Equivalents include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and interest-bearing cash held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) The Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values. There were no unfunded commitments.
(d) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net depreciation and net appreciation in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Note 5.    Related Party and Party-in-Interest Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, SEI Trust Company, which qualifies as a party-in-interest. As the Plan Trustee, ETC issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to these parties-in-interest amounted to approximately $1,642,000 and $1,660,000 for the years ended December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the Plan held approximately 830,000 and 873,000 shares, respectively, of common stock of the Company with a fair value of approximately $50,414,000 and $50,605,000, respectively. During the years ended December 31, 2022 and 2021, the Plan recorded dividend income on the common stock of the Company of approximately $1,653,000 and $1,585,000, respectively.

Note 6.    Tax Status
The Internal Revenue Service (“IRS”) has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7.    Plan Termination and Discontinuance of Contributions
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA, at which point the account balances of the participants will be fully vested.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2022	2021
Net assets available for benefits per the financial statements	$1,226,778	$1,442,614
(Less)/Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,335)	3,189
Net assets available for benefits per Form 5500	$1,214,443	$1,445,803
The following is a reconciliation of the decrease in net assets available for benefits before transfers per the financial statements for the year ended December 31 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2022

Decrease in net assets available for benefits before transfers per the financial statements	$(215,836)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(15,524)
Decrease in net assets available for benefits before transfers per Form 5500	$(231,360)

Note 9. Subsequent Events

On January 26, 2022, the Company completed the acquisition of Ball Metalpack LLC, renamed Sonoco Metal Packaging (“Metal Packaging”), a leading manufacturer of sustainable metal packaging for food and household products and the largest aerosol can producer in North America. Pursuant to the Second Amendment to the Restated Sonoco Retirement and Savings Plan, Metal Packaging's retirement plan was merged with the Plan effective January 1, 2023, resulting in the transfer of approximately $135,179,000 in assets during the first quarter of 2023 and Metal Packaging's approximately 1,500 employees becoming eligible to participate in the Plan effective January 1, 2023.

Other than the event previously mentioned, no other subsequent events were identified through June 26, 2023, the date these financial statements were issued.

Supplemental Schedules

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2022
EIN: 57-0248420 PN: 026

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$3,290A	$116,778B	$—	$—

A Delinquent contributions not corrected for the 2022 plan year.
B Delinquent contributions, adjusted for earnings, related to the 2021 plan year, were contributed to the Plan.

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2022
EIN: 57-0248420 PN: 026
(dollars in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Common Stock and Mutual Funds
*	Sonoco Products Company	Sonoco Stock Fund		$50,414
*	Empower Retirement	Self-Managed Account		8,830
	Collective Trusts
*	StateStreet Global Advisors	S&P 500 Index Fund		261,649
*	StateStreet Global Advisors	S&P Mid-Cap Fund		101,059
*	StateStreet Global Advisors	Bond Market Index Fund		89,235
*	StateStreet Global Advisors	International Stock Index Fund		93,668
*	StateStreet Global Advisors	Russell Small Cap Index Fund		49,824
*	StateStreet Global Advisors	SSgA Retirement 2020 Fund		32,088
*	StateStreet Global Advisors	SSgA Retirement 2025 Fund		48,806
*	StateStreet Global Advisors	SSgA Retirement 2030 Fund		88,509
*	StateStreet Global Advisors	SSgA Retirement 2035 Fund		47,293
*	StateStreet Global Advisors	SSgA Retirement 2040 Fund		60,200
*	StateStreet Global Advisors	SSgA Retirement 2045 Fund		23,679
*	StateStreet Global Advisors	SSgA Retirement 2050 Fund		31,473
*	StateStreet Global Advisors	SSgA Retirement 2055 Fund		18,649
*	StateStreet Global Advisors	SSgA Retirement 2060 Fund		10,276
*	StateStreet Global Advisors	SSgA Retirement 2065 Fund		3,057
*	StateStreet Global Advisors	SSgA Retirement Income Fund		8,706

	Stable Value Fund
	SEI Trust Company
	Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 2.38%
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.52%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.46%
*	SEI Trust Company	Galliard Short Core Fund F		48,074
	SEI Trust Company
	Massachusetts Mutual Life Ins. Co	Synthetic Investment Contract, 2.38%
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.52%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 2.46%
*	SEI Trust Company	Galliard Intermediate Core Fund L		66,183
	Metropolitan Separate Account
	Metropolitan Life Ins. Co.	Separate Account Investment Contract, 2.31% (a)
	Metropolitan Life Ins. Co.	Separate Account		39,643

*	SEI Trust Company	Short Term Investment Fund A S		3,208
				1,184,523
*	Notes receivable from participants	Notes receivable from participants have interest rates ranging from 4.25% to 9.25%, with varying maturity dates from 2023 to 2042		28,343
				$1,212,866
* Represents a party-in-interest to the Plan
** Cost omitted for participant-directed accounts
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm (Filed with the original 11-K filing on June 26, 2023.)

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 26, 2023	By:	/s/ Robert R. Dillard
Date		Robert R. Dillard
Chief Financial Officer